Exhibit 99.1

GW PHARMACEUTICALS PLC

(the “Company”)

(Incorporated and registered in England and Wales

under the Companies Acts 1985 and 2006 with registered number 04160917)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser.

If you have sold or transferred all of your holding of ordinary shares in GW Pharmaceuticals plc (the “Company”), you should hand this document and all accompanying documents to the purchaser or transferee of those shares, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to its contents or the action to be taken, please seek your own advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser. If you have sold or transferred all of your holding of ordinary shares in GW Pharmaceuticals plc (the “Company”), you should hand this document and all accompanying documents to the purchaser or transferee of those shares, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

13 February 2017

Dear Shareholder

2017 Annual General Meeting of GW Pharmaceuticals plc

This year, our AGM will be held at Chandos House, 2 Queen Anne Street, London W1G 9LQ on 14 March 2017 at 11.00am. The formal notice of AGM is set out in pages 12 to 14 of this document and contains the proposed resolutions (“Notice of AGM”).

Action to be taken

If you are planning to attend the AGM in person it would be helpful if you could inform Pam Land on +44 (0)1980 610624 or Laura Fougman on +44 (0)20 7291 0555.

If you are unable to attend the AGM you can still vote on the proposed resolutions by appointing a proxy. A form of proxy for use at the AGM is enclosed. You are advised to complete and return the form of proxy in accordance with the instructions printed on it so as to arrive at the Company’s registrars, Capita Asset Services, PXS1, 34 Beckenham Road, Beckenham, Kent, BR3 4ZF or to submit your proxy vote electronically via www.capitashareportal.com, as soon as possible, but in any event no later than close of business on 10 March 2016. The return of a form of proxy or the electronic appointment of a proxy does not preclude you from attending and voting at the AGM if you so wish.

Important Changes to the Company’s Corporate Governance following AIM delisting in December 2016

Approach

As a Board, we are committed to ensuring the Company has in place the appropriate corporate governance arrangements to ensure transparency, accountability, stewardship and independence. We believe that this is essential for the long term performance and sustainability of the Company, and to protect and enhance the interests of our shareholders and other stakeholders.

The Company has gone through a transformational period of growth over the last three years since its initial public offering on NASDAQ in 2013. The market capitalisation of the business has grown from a pre-Nasdaq IPO valuation of $100 million in early May 2013 to the current market capitalisation of $3.1 billion. This growth has been facilitated by access to capital which has enabled the Company to invest in research and development and to rapidly develop Epidiolex as a promising new medicine to treat certain paediatric refractory epilepsies whilst also advancing our pipeline of other promising cannabinoid product candidates in a range of potential indications. As we look forward to the filing of the Epidiolex NDA with FDA in 2017 and as we prepare the business for the future commercialisation of we believe that we have an exciting opportunity to continue to grow the business for the benefit of patients, our employees and our shareholders.

Over the last three years, in addition to rapid progress with our R&D activity we have invested in expansion of our manufacturing capability, we have established operations in the United States and we are in the process of building commercial teams and establishing the infrastructure necessary for the successful commercialisation of Epidiolex, if approved, and our pipeline of cannabinoid products. As the business increases in complexity and evolves from having an R&D focus to become a commercial organisation we are mindful of the need to ensure that our corporate governance processes evolve with the business and remain fit for purpose.

The Company’s corporate governance arrangements have historically been designed to ensure compliance with UK corporate governance best practice, as applicable to a small biotechnology Company whose shares were admitted to trading on the AIM market of the London Stock Exchange. We now recognise that, following the growth in the market capitalisation of the business, with the majority of shares held by US investors and following the delisting from AIM that took place in December 2016, it is now appropriate to implement changes to our corporate governance practices in order to align them with US expectations of corporate governance best practice.

Changes to membership of the GW Pharmaceuticals plc Board to achieve majority independence

Historically, GW’s Board of Directors comprises six Executive Directors and three Non-executive Directors. Whilst this Board structure has been successful to date and was within the norms for a UK based AIM listed company we recognise that US corporate governance best practice requires that a majority of Board Directors should be independent non-executive directors. All of the members of the Board have discussed and unanimously agreed that now is the time to make changes to the membership of the Company’s Board. As a result, the following Executive Directors have agreed to step down from the GW Board with effect from today.

Adam George	Chief Financial Officer
Chris Tovey	Chief Operating Officer
Dr Stephen Wright	Chief Medical Officer
Julian Gangolli	President, US Operations

Each of these individuals will continue to serve as an Executive Officer and will continue, in all respects, to fulfil their operational executive responsibilities but they will no longer be Directors of GW Pharmaceuticals plc. We do not expect this change to have any impact on the day to day operation of the business.

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Consequently, with effect from 14 February 2017, GW’s Board of Directors will be majority independent and will be constituted as follows:

Dr Geoffrey W. Guy	Executive Chairman
Justin Gover	Chief Executive Officer
James Noble	Deputy Chairman and Senior Non-executive Director (Independent)
Thomas Lynch	Non-executive Director (Independent)
Cabot Brown	Non-executive Director (Independent)

We recognise that the operation of the Board and its sub-committees will require us to identify and appoint new independent non- executive Directors to the Board in the year ahead. The Nominations Committee has already initiated a search for potential independent Board appointees with the experience and the skills necessary to add to further enhance the governance of the business by the Board as we prepare to oversee the important next phase of the evolution of the Company into a successful commercial pharmaceutical business.

In addition, the Board recognises that it is important that the Nominations, Remuneration and Audit Committees of the Board comprise independent Directors. In the past Dr Geoffrey Guy, in his capacity as Executive Chairman, has chaired the Nominations committee. With effect from today Dr Guy will cease to be a member of the Nominations Committee and Thomas Lynch will be appointed as Nominations Committee Chairman. This change will ensure that all three of the Board sub-committees comprise entirely independent Directors.

We believe that these changes to Board and Board committee membership and governance are important next steps in the evolution of our business and which demonstrate the commitment of the GW Board to establishing and maintaining corporate governance best practice.

I would particularly like to thank Stephen Wright, Adam George, Chris Tovey and Julian Gangolli for their service to the GW Board. Whilst they will all continue to be important members of the Company’s senior management team and will continue to contribute to the future success of the business I would like to recognise their contribution as Board members over many years and I thank them for their willingness to step down from the Board in order to enable us to establish the governance structure necessary to oversee the next phase of business growth.

Recommendation

You will find on pages 4 to 8 of this document an explanatory note in relation to each of the various resolutions which are set out in the Notice of AGM. Your Directors consider that each of the proposed resolutions in the Notice of AGM is in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. Accordingly, your Directors unanimously recommend that shareholders vote in favour of the resolutions as they intend to do in relation to their beneficial holdings (with the exception of Dr. Geoffrey Guy, Thomas Lynch and Cabot Brown in respect of resolutions numbered 3, 4 and 5 respectively, none of whom will vote on the resolution relating to his own proposed re-election as a Director of the Company), amounting in aggregate to 14,437,779 shares representing approximately 4.8% of the issued share capital of the Company.

I look forward to seeing you at the Annual General Meeting.

Yours sincerely

Dr Geoffrey W Guy

Chairman

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EXPLANATORY NOTES TO THE BUSINESS OF THE AGM

ORDINARY BUSINESS

Resolution 1: Report and accounts

The Companies Act 2006 (the “CA 2006”) requires the directors of a public company to lay before the Company in general meeting copies of the directors’ reports, the independent auditors’ report and the audited financial statements of the Company in respect of each financial year. In accordance with best practice, the Company proposes an ordinary resolution to receive, consider and adopt the 2016 UK Annual Report.

The 2016 UK Annual Report may be found in the “Investor Relations” section of the Company website at ir.gwpharm.com/annuals-proxies.cfm.

Resolution 2: Remuneration report

The CA 2006 requires that the annual report on directors’ remuneration, contained within the UK Annual Report, be subject to an annual advisory vote so that shareholders vote, by ordinary resolution, to approve directors’ remuneration in the relevant financial year and how the remuneration policy will be implemented in the following financial year.

The full text of the Company’s remuneration report is contained on pages 12 to 31 of the 2016 UK Annual Report and sets out the Company’s policy towards, and gives details of, Directors’ remuneration and other relevant information. The 2016 UK Annual Report may be found in the “Investor Relations” section of the Company website at ir.gwpharm.com/annuals-proxies.cfm. Highlights of our shareholder approved remuneration policy include the following, all of which are explained in more detail in the Company’s remuneration report contained in the 2016 UK Annual Report.

•	A meaningful portion of our executive directors’ compensation is linked to Company performance, consisting of annual short- term incentive awards and long-term equity incentive awards, which encourage achievement of strategy and align executive directors’ interests with those of our shareholders.
•	The Remuneration Committee of the Board (the “Remuneration Committee”) engages an outside compensation consultant to provide independent and objective advice to the Remuneration Committee regarding compensation decisions for our directors, and reviews market and peer Company practices when making compensation decisions.
•	Our executive directors’ short-term incentive awards are based on performance objectives linked to key milestones/metrics aimed at achieving our strategic plan and capped at a maximum of 150% of salary.
•	Long-term incentive awards to executive directors generally vest over periods of three or more years and include awards that vest only upon pre-set milestone-based events directly linked to key business value drivers creating alignment with shareholders’ interests.
•	We impose a limit on the long-term incentive awards that may be granted to any individual executive director in any one calendar year at 600% of salary.
•	Contracts with executive directors provide for a maximum of 12 months’ notice in the event of termination of employment and contracts with non-executive directors provide for a maximum of 3 months’ notice.
•	We maintain a “clawback” policy for the recovery of cash short-term incentive awards and equity-based long term incentive awards that are awarded and/or vest based upon achievement of specific financial or operational goals.
•	We have adopted an equity retention policy, under which executive directors are required to retain a proportion of each equity grant for five years from vesting of the award, until an overall level of share ownership is achieved, which is four times basic salary for our Chief Executive Officer and two times basic salary for our other executive directors.
•	We do not provide pension benefits or equity that vests based on achievement of financial or operational performance goals to our non-executive directors.

Resolutions 3, 4 and 5: Re-election of directors

The Company’s Articles of Association (the “Articles”) require one-third (or such number nearest to but not exceeding one-third) of the Company’s Directors who are subject to retirement by rotation to retire from office at each annual general meeting. Of the nine Directors subject to retirement by rotation at the AGM, Dr. Geoffrey Guy, Thomas Lynch and Cabot Brown will on this occasion retire from office and each of them will stand for re-election by the shareholders.

Resolutions 3, 4 and 5 will be proposed as ordinary resolutions.

Dr. Geoffrey Guy is the founder of the Company and has served as Chairman since 1998. Dr. Guy is the creator of Sativex and Epidiolex and continues to lead innovation and new product discovery. Dr. Guy has been actively involved in scientific innovation, medical research and global drug development for his entire career. Prior to his role at GW, Dr. Guy served as Chairman and Chief Executive of Ethical Holdings plc, a NASDAQ-quoted drug delivery Company (now Amarin Corporation plc, or Amarin), which he founded in 1985 and led to its NASDAQ listing in 1993. He also founded Phytopharm plc in 1989, of which he was Chairman until 1997, and led to its London Stock Exchange listing in 1996. Dr Guy has been the physician in charge of over 300 clinical studies including first dose in man, pharmacokinetics, pharmacodynamics, dose-ranging, controlled clinical trials and large scale multi-centered studies and clinical surveys. He is also an author on numerous scientific publications and has contributed to six books. Dr Guy was appointed as Visiting Professor in the School of Science and Medicine at the University of Buckingham in 2011 and at the University of Westminster in 2016. He also received the “Deloitte Director of the Year Award in Pharmaceuticals and Healthcare” in 2011. Dr Guy holds a BSc in pharmacology from the University of London, an MBBS at St Bartholomew’s Hospital, an MRCS Eng and LRCP London, an LMSSA Society of Apothecaries and a Diploma of Pharmaceutical Medicine from the Royal Colleges of Physicians and has been awarded Honorary DSc from University of Reading 2016 for his contributions to science.

Cabot Brown joined the Company’s Board in February 2013. Mr Brown is the Founder and Chief Executive Officer of Carabiner LLC, a strategic and financial advisory firm based in San Francisco that specialises in healthcare and education. Previously, Mr. Brown served as a Managing Director and Head of the Healthcare Group at GCA Savvian, an international financial advisory firm, from 2011 to 2012.

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Before joining GCA Savvian, Mr. Brown worked for ten years at Seven Hills Group, an investment banking group he co-founded where he also directed the firm’s healthcare activities. He also was Managing Director of Brown, McMillan & Co, an investment firm he co-founded that sponsored buy-outs and venture capital investments. From 1987 until 1995, Mr Brown worked at Volpe, Welty & Company, a boutique investment bank where he co-founded and ran the healthcare practice and served as a member of its Executive Committee. Mr Brown holds an MBA from Harvard Business School with high distinction as a George F Baker Scholar and an AB cum laude in Government from Harvard College. Mr Brown is considered to be an independent Director.

Thomas Lynch has served as a non-executive Director of the Company since 2010. Mr. Lynch currently serves as Chairman and non- executive Director of Evofem Biosciences Inc., executive Director of Profectus Biosciences, Inc. and Chairman of the Ireland East Healthcare Group. Mr. Lynch serves on the board of a number of other privately held biotechnology companies. Mr. Lynch previously served as Chairman of Icon plc, having served on its board for 22 years. Mr. Lynch has also worked in a variety of capacities in Amarin Corporation plc, Elan Corporation plc and Warner Chilcott plc from 2001 to 2010. Mr Lynch was a member of the Board of IDA Ireland (an Irish government investment agency). Mr Lynch is considered to be an independent Director.

Having carried out an evaluation of the individual performance of each of Dr. Geoffrey Guy, Thomas Lynch and Cabot Brown, the Board is satisfied that their performance continues to be effective and that they continue to demonstrate commitment to their roles. The Board therefore considers that it is entirely appropriate for Dr. Geoffrey Guy, Thomas Lynch and Cabot Brown to seek re-election at the AGM.

Resolutions 6 and 7: Appointment of auditor and determination of Auditors’ remuneration

At each meeting at which the accounts are laid before shareholders, the Company is required to appoint auditors to serve until the next such meeting. Deloitte LLP has indicated its willingness to act as the Company’s auditors. Accordingly, Resolution 6 is an ordinary resolution to re-appoint Deloitte LLP as the Company’s auditors to serve until the next AGM of the Company.

Resolution 7 is an ordinary resolution giving the Directors authority to determine the auditors’ remuneration.

SPECIAL BUSINESS

Resolution 8: Adoption of GW Pharmaceuticals plc Long-Term Incentive Plan (the “LTIP”)

Resolution 8 seeks approval for the adoption of the proposed GW Pharmaceuticals plc 2017 Long-Term Incentive Plan (the “2017 LTIP”).

The Company’s existing 2008 Long-Term Incentive Plan (the “Existing LTIP”) is due to expire on 18 March 2018, and the proposed 2017 LTIP is intended to replace this plan.

The 2017 LTIP is on similar terms to the Existing LTIP, but the opportunity has been taken to review some of the provisions. In particular, in light of the Company’s increasing workforce in the United States, certain provisions have been included to align the 2017 LTIP further with market practice in the United States, and, as a consequence of the recent delisting from AIM, the 2017 LTIP will allow future awards to be made over the Company’s American Depositary Shares (ADSs).

We believe that our future success depends, in large part, on our ability to maintain a competitive position in attracting, retaining and motivating key employees, directors and consultants. The Remuneration Committee believes that the issuance of equity-based incentive awards is a crucial element underlying our ability to attract, retain and motivate key personnel, and better aligns the interests of our employees, directors and consultants with those of our shareholders. The 2017 Plan will allow us to continue to grant equity-based incentives at levels determined appropriate by our Remuneration Committee in order to secure and retain the services of our employees, directors and consultants, and to provide long-term, performance-based incentives that align the interests of our employees, directors and consultants with the interests of our shareholders.

Over the past several years, our business has grown substantially. The establishment of a US subsidiary, the decision to commercialise Epidiolex in the United States (if approved) with our own sales force, the expansion of our in-house manufacturing capabilities and the further development of our pipeline products have all contributed to an increase in the number of our employees and the number and size of the equity awards we have determined necessary to grant to employees, consultants and advisors.

We recognise that equity-based awards dilute existing shareholders and, therefore, we must responsibly manage the growth of our equity compensation program. If Resolution 8 is approved by our shareholders, the aggregate number of Ordinary Shares (and equivalent ADSs) which may be issued under the 2017 LTIP over the next 5 years equates to approximately 4.9% of our issued share capital as of 8 February 2017.

We are committed to effectively monitoring our “burn rate,” to ensure that we maximise shareholders’ value by granting the appropriate number of equity-based incentive awards necessary to attract, reward, and retain our key personnel. Our burn rate over the past fiscal year, incorporating all equity-based awards granted, was 1.7% and over the past three fiscal years our burn rate has been 3.2%. (average of 1.06% per annum). We calculate burn rate as the number of shares subject to equity-based awards granted during a fiscal year, divided by the weighted average common shares outstanding for that fiscal year.

Total equity-based awards outstanding (awarded but not vested) as at 8 February 2017 equate to 3.3% of the Company’s current issued share capital

The “Appendix – Summary of the Principal Terms of the GW Pharmaceuticals plc 2017 Long-Term Incentive Plan” on page 9 of this document summarises the principal terms of the rules of the 2017 LTIP, but should not be taken to influence the interpretation of those rules. The entire rules of the 2017 LTIP may be found in the “Investor Relations” section of the Company website at ir.gwpharm.com/annuals-proxies.cfm.

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BACKGROUND TO RESOLUTIONS 9 AND 10

As a matter of UK company law, directors of a Company incorporated in England must have specific authority from shareholders to allot and issue any of the Company’s ordinary shares.

In addition, when the directors of a company incorporated in England determine that it is in the best interests of the company to issue shares for cash, the company must first offer those shares on the same terms to existing shareholders of the company on a pro-rata basis (commonly referred to as a statutory pre-emption right) unless this statutory pre-emption right is dis-applied, or opted-out of, by approval of the shareholders.

Resolutions 9 and 10, which we refer to as our “Share Issuance Proposals”, ask our shareholders to renew, for one year, similar share issuance authorities to those which have been in place and that we have been operating under for many years.

Many of the companies with which we compete strategically are listed and incorporated in the U.S., and are not subject to similar share issuance restrictions. We are asking you to approve our Share Issuance Proposals to allow us to continue to execute on our business and growth strategy in a timely and competitive manner.

The existing share issuance authorities have kept us on an equal footing with our peer companies who are incorporated and listed in the U.S. However, these share issuance authorities will expire in the near-term unless renewed by our shareholders.

We have no immediate plans, arrangements or understandings with respect to any share issuances for which renewal of the share issuance authorities is necessary.

While we would still have the ability to seek shareholder approval in connection with a specific issuance of shares should our shareholders not approve Resolutions 9 and 10, we do not believe that our ability to convene an extraordinary general meeting of shareholders to approve each specific share issuance that we would seek to undertake in furtherance of future strategic transactions is a workable alternative to obtaining approval of Resolutions 9 and 10. The uncertainty as to whether we could obtain shareholder approval for a specific issuance, as well as the delays we would experience in seeking and obtaining such approval, could be harmful to the terms of such a share issuance. In addition, the case-by-case approval approach ignores market windows and other deal timing and competitive realities.

Specifically, the requirement to first offer shares that we propose to issue for cash to all of our existing shareholders in time-consuming pro-rata rights offerings would considerably reduce the speed at which we could complete capital-raising activities undertaken in furtherance of our growth strategy, would increase our costs, might otherwise make it difficult for us to complete such transactions, and could put us at a distinct competitive disadvantage.

We believe that we have been successful in executing on our long-term business plan and growth strategy, while also creating value for our shareholders. We understand that certain proxy advisory firms have in recent proxy seasons applied their United Kingdom, or U.K., voting guidelines in formulating their voting recommendations on share issuance authorities proposals for U.S.-listed UK-incorporated companies, meaning that they have applied or otherwise taken into account UK market practice for companies whose share capital is listed on the London Stock Exchange in formulating their voting recommendations on share issuance authorities proposals for UK- domiciled companies, even if their shares are not listed on the LSE (or any UK exchange). UK market practice is that resolutions to dis-apply pre-emption rights are typically limited to 10% of share capital, irrespective of the cash flows and funding needs of the business. In practice, this means that Resolution 10 would be likely to attract a negative voting recommendation from certain proxy advisory firms. For all of the reasons set out above, we respectfully disagree with this approach.

In summary, because the Share Issuance Proposals are fully compliant with UK company law, consistent with U.S. capital markets practice and governance standards, and, if approved, will keep us on an equal footing with our peer companies who are incorporated and listed in the US, we believe that the Share Issuance Proposals are appropriate to the needs of the Company and in the interests of shareholders.

Shareholder Outreach

A priority for our Board is listening to the views of our shareholders on a variety of topics, including our business and growth strategy and corporate governance practices. This year, we have solicited the views of a number of our major institutional investors. These discussions have been informative, and have helped ensure that the proposed resolutions are designed with shareholder interests in mind. During these discussions, our shareholders have generally been very supportive of our business and growth strategy. In discussions about the share issuance authorities that we must obtain as a matter of UK company law, shareholders have generally understood that renewal of our share issuance authorities in necessary to enable us to continue to execute on our business and growth strategy in a timely and competitive manner.

Summary

The Share Issuance Proposals, if approved, will allow our Board continued flexibility to issue shares subject to the shareholder approval and other requirements of NASDAQ and the SEC. The renewal of the share issuance authorities, as proposed:

•	will not exempt us from any NASDAQ corporate governance or other requirements, including those limiting the issuance of shares;

•	will keep us on an equal footing with our peer companies who are incorporated and listed in the U.S., while also fully complying with UK law; and

•	is fully consistent with U.S. capital markets practice and governance standards.

For the above reasons, our board of directors strongly recommends that you vote “FOR” both of the Share Issuance Proposals.

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Resolution 9: Renew Directors’ authority to issue shares

Under UK company law, the Directors cannot allot shares in the company unless they are specifically authorised to do so by shareholders in general meeting.

The Directors currently have an existing authority to allot shares in the Company and to grant rights to subscribe for or convert any securities into shares in the Company. This five year authority was given to the Directors in February 2015 and was in respect of shares with a nominal value of up to £100,000, representing at that time 42% of the then issued share capital of the Company. This authority is due to expire in February 2020. Since this authority was granted the Company has issued share capital with a nominal value of approximately £68,000 primarily to raise additional funds through the issuance of new ADSs in public offerings on NASDAQ in May 2015 (issued share capital with a nominal value of approximately £22,000) and July 2016 (issued share capital with a nominal value of approximately £39,000) but also in order to incentivise our employees and Directors through the issuance of awards under our Long-Term Incentive Plan (options issued over share capital with a nominal value of approximately £7,000). This leaves shares with a nominal value of £32,000, representing approximately 10% of the current issued share capital, to be allotted within the existing authority. The Directors believe that limit is insufficient to provide the flexibility needed to fund the business for the next 3 years, as we may need to raise new equity funds to ensure the financial health of the business, build a robust supply chain and commercialisation structure for Epidiolex, initially in the US and Europe, and to retain the ability to invest in the research and development of additional product candidates to further grow the business and create further value for shareholders. We therefore propose to replace the existing five year authority with a new annual authority, over 33% of share capital, at the forthcoming AGM.

The Directors wish to maintain the flexibility to issue new shares in the Company from time to time. Rather than seeking a new five year authority to allot new shares, it is proposed that we will move towards a policy of annually seeking an authority to allot new shares. The new authority proposed by Resolution 9 will replace the existing authority and will, subject to shareholder consent, be renewed annually in future.

The Investment Association (“IA”) regards as routine, and therefore will support, a request by a company seeking an annual authority to allot new shares in an amount of up to a third of the existing issued share capital. In addition, the IA will also regard as routine a request for authority to allot up to two thirds of the existing issued share capital provided that any amount in excess of one third is reserved for fully pre-emptive rights issues. Paragraph (i) of Resolution 9 will allow the Directors to allot ordinary shares up to a maximum nominal amount of £101,000 representing approximately one-third of the Company’s issued share capital and calculated as at 8 February 2017 (being the latest practicable date prior to publication of this document). Paragraph (ii) of Resolution 9 will allow the Directors to allot, including the ordinary shares referred to in paragraph (i) of Resolution 9, further ordinary shares in connection with a pre-emptive offer by way of a rights issue to ordinary shareholders up to a maximum nominal amount of £202,000, representing approximately two-thirds of the Company’s issued share capital calculated as at 8 February 2017 (being the latest practicable date prior to publication of this document). The Directors have no present intention of exercising the authority conferred by paragraph (ii) of Resolution 9. However, if they do exercise the authority, the directors will have due regard to best practice as regards its use including the recommendations of the IA.

The authority will expire on the earlier of 13 June 2018 and the conclusion of the next annual general meeting of the Company.

The grant of this authority will not exempt GW Pharmaceuticals from applicable NASDAQ requirements to obtain shareholder approval prior to certain share issuances or to comply with applicable SEC disclosure and other regulations. Our Board of Directors will continue to focus on and satisfy its fiduciary duties to our shareholders with respect to share issuances.

Resolution 9 is an ordinary resolution and must receive the affirmative vote of a majority of the votes cast in person or by proxy at the annual meeting in order to be approved.

The Board of Directors recommends that our shareholders vote “FOR” Resolution 9.

Resolution 10: Renew Directors’ authority to issue shares for cash without first offering shares to existing shareholders As a UK domiciled company, GW’s ordinary shareholders are entitled, under section 561 of the CA2006 to pre-emption rights, whereby, in the event that the Company wishes to allot new equity securities, those securities must first be offered to existing shareholders in proportion to the number of ordinary shares they each hold before they can be offered to new shareholders.

In practice, the operation of such pre-emption rights is onerous and can result in significant delay and additional expense to the cost of an equity fundraising. It is therefore customary each year for the Board to seek authority from our shareholders to dis-apply statutory pre-emption rights for cash issues of up to a certain proportion of the Company’s issued share capital. For each of the past seven years, GW’s shareholders have approved the disapplication of pre-emption rights over up to 20% of issued share capital.

With the Company solely listed on Nasdaq, and the Company’s peers, key shareholders and primary target market being the United States, the Board is also mindful of the fact that pre-emption rights do not hinder equivalent US companies from being able to execute equity fundraising. In the last few years, GW has successfully raised capital from investors in a rapid timeframe in order to develop Epidiolex and to continue to achieve significant value creation for shareholders. Prior to the commercial launch of Epidiolex, whilst we have no immediate plans to raise new equity, we need to maintain the ability to raise new equity funds to ensure the financial health of the business and to retain the ability to invest in further business growth.

The Board has therefore decided to seek to renew the disapplication of pre-emption rights over up to 20% of issued share capital at the forthcoming AGM. The Board considers that, at this stage of development of the Company, the ability to raise new equity funds at relatively short notice and at low cost is vital to the continuing financial health of the business. Access to capital has had a transformational effect on the business in the last three years enabling the Board to seize the opportunity to develop valuable medicines whilst retaining the full commercial rights to these products. We believe that it is in the best interests of the Company and our shareholders for the Board to seek to retain the ability to readily raise new equity funds at the appropriate time.

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Resolution 10 authorises the Directors to allot equity securities or sell treasury shares in the capital of the Company pursuant to the authority conferred by Resolution 9 for cash without complying with the pre-emption rights in the CA 2006 in certain circumstances. Apart from offers or invitations in proportion to the respective number of shares held, the authority will be limited to the allotment of equity securities and sales of treasury shares for cash up to a maximum aggregate nominal value of £60,732, being 20% of the Company’s issued ordinary share capital at 8 February 2017.

The authority will expire on the earlier of 13 June 2018 and the conclusion of next year’s annual general meeting.

If shareholders do not approve this Resolution 10, the Directors will generally not be able to issue any new shares after March 14, 2017, other than to employees pursuant to existing share option grants, without first seeking and obtaining shareholder approval for each such issuance by holding an extraordinary general meeting. Case by case approval is considered to be an impractical approach which ignores market window and other timing practicalities and could cause future uncertainty about our ability to obtain the shareholder approvals necessary to continue to maintain the financial health of the business and deploy capital appropriately to meet the strategic goals of the business that are in the best interests of shareholders.

Resolution 10 is a special resolution and must receive the affirmative vote of at least 75% of the votes cast in person or by proxy at the annual meeting in order to be approved.

For the above reasons, the Board of Directors strongly recommends that our shareholders vote “FOR” Resolution. 10.

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Appendix

SUMMARY OF THE PRINCIPAL TERMS OF THE GW PHARMACEUTICALS PLC
2017 LONG-TERM INCENTIVE PLAN (the “2017 LTIP”)

Operation

The 2017 LTIP is operated by the board of directors of the Company, or a duly authorised committee of the board, or a duly authorised person (together referred to in this summary as the “Board”), although some powers are reserved to the remuneration committee of the board (the “Committee”).

Eligibility

Any employee, director (including a non-executive director) of, or a consultant to, the Company and its subsidiaries will be eligible to participate in the 2017 LTIP at the discretion of the Committee.

Grant of awards

The Committee may grant awards to acquire either the Company’s ordinary shares (“Ordinary Shares”) or the Company’s American Depositary Shares (“ADSs”), both of which are referred to generically in this summary as “Shares”.

The Plan allows for the grant of Awards in the form of:

(a)	conditional awards, which are rights to receive Shares for free automatically to the extent the award vests; and
(b)	options, which are awards under which the participant can buy Shares, to the extent the award has vested, during the exercise period at a price (which may be nominal value) set when the option is granted. Options may be granted on terms that they are automatically exercised on vesting. The Plan allows for the grant of options to US employee participants that may qualify as “incentive stock options” under Section 422 of the US Internal Revenue Code.

The Plan also provides for invitations to be made to participants to acquire “Investment Shares” using their own money or after-tax bonuses. Where a Participant acquires Investment Shares, he will also be granted a matching award (which may be either a conditional award or an option).

The Committee may also grant cash-based awards of an equivalent value to share-based awards, or settle share-based awards in cash. The current intention is that awards will generally be granted as options with an exercise price equal to the nominal value of the underlying Ordinary Shares (0.1p per share).

An award may not be granted more than 5 years after shareholder approval of the 2017 LTIP.

No payment is required for the grant of an award (other than in connection with the acquisition of Investment Shares as described above). Awards are not transferable, except on death. Awards are not pensionable.

Individual limit

A participant may not receive awards in any financial year which have a fair value (calculated as at the relevant grant date in accordance with generally accepted methodologies) which exceeds 600% of his base salary or fees, as appropriate, save where the Committee decides that exceptional circumstances exist, such as in relation to the recruitment or retention of an eligible employee, then Awards may be granted to him in excess of this limit.

Performance conditions

The vesting of awards may be subject to performance conditions set by the Committee.

The Committee may also vary the performance conditions applying to existing awards if an event has occurred which causes the Committee reasonably to consider that it would be appropriate to amend the performance conditions.

Vesting of awards

Awards normally vest three years after grant to the extent that any performance conditions (see above) have been satisfied and provided the participant is still employed in the Company’s group. Awards may, however, vest earlier or later than the third anniversary of grant if the Committee so determines at the date of grant. In addition, awards may vest before the normal vesting date upon certain types of terminations and corporate events, and if and to the extent the Committee so determines in its discretion.

Matching Awards will also only vest if the Investment Shares have been retained by the participant. On the vesting of a Matching Award, the participant will be able to sell or otherwise transfer his related Investment Shares (subject to any shareholding requirement which may apply to him). If a participant transfers, charges or otherwise disposes of his Investment Shares before the vesting of his associated Matching Award then that Matching Award will lapse pro-rata to the number of the related Investment Shares so treated.

Once vested, options may generally be exercised at any time until the tenth anniversary of the date of grant (subject to earlier lapse in accordance with the rules, for instance for leavers or following a corporate event). However, for options granted to US participants which have an exercise price lower than the fair market value at the date of grant, the options must generally be exercised upon or within a short period of having vested.

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Tax liabilities

Where a participant has a tax or social security contributions liability arising from the vesting or exercise of an award for which a group Company is obliged to account, the award shall not vest or be exercised until the participant has entered into arrangements satisfactory to the Board to ensure that the relevant group Company will receive that amount. Similar arrangements apply in relation to any social security liability of a group Company (employer national insurance contributions or equivalent outside the United Kingdom) arising from the vesting or exercise, to the extent that the Committee so requires (and where permitted in the relevant jurisdiction).

These liabilities may be settled by the Company selling some of the Shares subject to the award on behalf of the participant, or by withholding the number of Shares from the award equal in value to the amount of the liabilities (in which latter case fewer Shares will be delivered in settlement of the award) or in such other manner determined by the Remuneration Committee.

Leaving employment

As a general rule, an award will lapse upon a participant ceasing to be an employee, director or consultant of a group Company.

However, if a participant so ceases because of certain specified circumstances or in other circumstances at the discretion of the Committee (a “Good Leaver”), then his unvested awards will generally vest on the date when they would have vested if he had not so ceased, subject to the performance condition being satisfied at that time. The Committee will also have the discretion to reduce the number of Shares which would otherwise vest in these circumstances.

Alternatively, if a participant is a Good Leaver, and the Committee decides that his award will vest when he leaves (or a later date, but before the normal vesting date), the Committee can determine the extent that any performance conditions shall be deemed met at that time, and may then determine a further reduction to the number of Shares which would otherwise vest as a result of the participant leaving before the normal vesting date.

A Good Leaver may generally exercise options which have already vested at the leaving date for the period of up to six months following leaving.

Corporate events

In the event of a completed takeover or winding up of the Company (not being an internal corporate reorganisation), all unvested awards will vest early to the extent that the Committee determines in its absolute discretion.

In the event of an internal corporate reorganisation, awards will be replaced by equivalent new awards over shares in a new holding Company unless the Committee decides that awards should vest on the basis which would apply in the case of a takeover.

If a demerger, special dividend or other similar event is proposed which, in the opinion of the Committee, would affect the market price of Shares to a material extent, then the Committee may decide that awards will vest on the basis which would apply in the case of a takeover as described above.

Participants’ rights

Awards will not confer any shareholder rights until they have vested or have been exercised (as applicable) and the participants have received their Shares.

The Committee may decide that participants will receive a payment (in cash and/or Shares) on or shortly following the vesting of their awards of an amount equivalent to the dividends that would have been paid on those Shares between the time when the awards were granted and the time when they vest. Alternatively, participants may have their awards increased as if dividends were paid on the Shares subject to their award and then reinvested in further Shares.

Rights attaching to Shares

Any Shares allotted when an award vests or is exercised will rank equally with Shares then in issue (except for rights arising by reference to a record date prior to their allotment).

Variation of capital

In the event of any variation of the Company’s share capital or in the event of a demerger, payment of a special dividend or similar event which materially affects the market price of the Shares, the Committee may make such adjustment as it considers appropriate to the number of Shares subject to an award and/or the exercise price payable (if any).

Overall limits

The 2017 LTIP may operate over new issue Shares or existing Shares.

The Company may not grant awards in any calendar year under the 2017 LTIP if at the time of the proposed grant that grant would cause the aggregate number of new Ordinary Shares which have been or may be issued pursuant to rights granted during the ten calendar years ending with that year under the 2017 LTIP, any other employee share plan operated by the Company and any other share incentive arrangement operated by the Company for the benefit of directors of, or consultants to, the Company or any subsidiary of the Company to exceed 10% of the issued share capital at that time.

In addition, there is an overall limit on the number of Ordinary Shares which may be issued pursuant to Awards granted under the Plan of 15,000,000 (equivalent to 1,250,000 ADSs and equating to approximately 4.9% of issued share capital as at 8 February 2017). There is also a limit of 5,000,000 on the maximum number of Ordinary Shares that may be acquired by US employee participants pursuant to options that qualify as “incentive stock options” under Section 422 of the US Internal Revenue Code. These limits are subject to adjustment upon stock splits or similar transactions.

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Alterations

The Committee may, at any time, amend the 2017 LTIP in any respect, provided that the prior approval of shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing the limits on participation and the overall limits on the issue of Shares or the transfer of treasury Shares.

The 2017 LTIP contains an express prohibition on the Company’s ability to reprice or cancel any options with an option price greater than the current fair market value of the Shares in exchange for cash or other awards, unless our shareholders approve such action within the prior twelve months.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the 2017 LTIP to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any Company in the Company’s group. Shareholder approval will also not be required for any amendments to any performance condition applying to an award.

This summary of the 2017 LTIP is qualified entirely by reference to the entire text of the 2017 LTIP, which may be found at ir.gwpharm.com/annuals-proxies.cfm

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GW PHARMACEUTICALS PLC

(the “Company”)

(Incorporated and registered in England and Wales

under the Companies Acts 1985 and 2006 with registered number 04160917)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2017 Annual General Meeting (“AGM”) of the Company will be held at Chandos House, 2 Queen Anne Street, London W1G 9LQ on 14 March 2017 at 11.00am to transact the following business:

ORDINARY BUSINESS

To consider and, if thought fit, pass Resolutions 1 to 7 inclusive which will be proposed as ordinary resolutions:

(1)	To receive, consider and adopt the Directors’ and Auditors’ Reports and the Statement of Accounts for the year ended 30 September 2016 (the “Annual Report”) and to note that the Directors do not recommend the payment of any dividend for the year ended on that date.

(2)	To approve the Directors’ Remuneration Report on pages 12 to 31 of the Annual Report.

(3)	To re-elect as a Director Geoffrey Guy who retires by rotation in accordance with the articles of association of the Company.

(4)	To re-elect as a Director Thomas Lynch who retires by rotation in accordance with the articles of association of the Company.

(5)	To re-elect as a Director Cabot Brown who retires by rotation in accordance with the articles of association of the Company.

(6)	To re-appoint Deloitte LLP as Auditors of the Company.

(7)	To authorise the Directors to determine the Auditors’ remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions, which will be proposed as to Resolutions 8 and 9 as ordinary resolutions and as to Resolution 10 as a special resolution:

(8)	That the GW Pharmaceuticals plc 2017 Long-Term Incentive Plan, the principal terms of which are summarised in the appendix to the explanatory notes to the business of the AGM, be approved and the directors be authorised to adopt the same and to do all things necessary or desirable to implement the plan and grant awards pursuant to it.

(9)	That:

(a)	the directors be generally and unconditionally authorised, in accordance with section 551 of the Companies Act 2006 (“CA 2006”), to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for, or convert any security into, shares in the Company:

(i)	up to a maximum nominal amount of £101,000 (such amount to be reduced by the nominal amount of any equity securities (as defined in section 560 of the CA 2006) allotted under paragraph (ii) below in excess of £101,000; and

(ii)	comprising equity securities (as defined in section 560 of the CA 2006) up to a maximum nominal amount of £202,000 (such amount to be reduced by any shares allotted or rights granted under paragraph (i) above) in connection with an offer by way of a rights issue:

(A)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(B)	to holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities; and so that the directors may make such exclusions or other arrangements as they consider expedient in relation to treasury shares, fractional entitlements, record dates, shares represented by depositary receipts, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange or any other matter;

(b)	this authority shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next annual general meeting of the Company after the passing of this resolution or, if earlier, on 13 June 2018;

(c)	the Company may, before this authority expires, make an offer or agreement which would or might require shares to be allotted or rights to be granted after it expires and the directors may allot shares or grant rights in pursuance of such offer or agreement as if this authority had not expired; and

(d)	all previous unutilised authorities under section 551 of the CA 2006 shall cease to have effect (save to the extent that the same are exercisable pursuant to section 551(7) of the CA 2006 by reason of any offer or agreement made prior to the date of this resolution which would or might require shares to be allotted or rights to be granted on or after that date).

(10)	That in substitution for all existing and unexercised powers conferred on the directors pursuant to s570(1) of the CA 2006, and subject to the passing of Resolution 9, the Directors of the Company be and they are hereby empowered pursuant to Section 570 of the CA 2006 to allot equity securities (within the meaning of Section 560 of the CA 2006) for cash, pursuant to the authority conferred by Resolution 9 or by way of a sale of ordinary shares (as defined in section 560(1) CA 2006) held by the Company as treasury shares, as if Section 561(1) of the CA 2006 did not apply to such allotment provided that this power shall be limited:

(a)	to the allotment of equity securities and the sale of treasury shares in connection with an offer or issue of equity securities (but in the case of the authority granted under paragraph a(ii) of Resolution 9 by way of a rights issue only) to or in favour of:

(i)	holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities; and so that the directors may make such exclusions or other arrangements as they consider expedient in relation to treasury shares, fractional entitlements, record dates, shares represented by depositary receipts, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange or any other matter; and

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(b)	in the case of the authority granted pursuant to paragraph (a)(i) of Resolution 9 and/or in the case of any sale of treasury shares, to the allotment (in each case otherwise than pursuant to sub-paragraph (a) above) of equity securities up to a maximum nominal amount of £60,732, and this power shall (unless previously revoked or varied by the Company in general meeting) expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution, or, if earlier, on 13 June 2018, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

BY ORDER OF THE BOARD
Registered Office
Sovereign House
Vision Park
Chivers
Way Histon
Company Secretary	Cambridge CB24 9BZ
13 February 2017	Registered in England and
Wales Number: 04160917

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Notes:-

(1)	Any member entitled to attend, speak and vote at the AGM may appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company but must attend the meeting. A member may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company’s registrar, Capita Registrars, at the address below.

(2)	Only those members registered in the register of members of the Company as at close of business on 10 March 2016 or, in the event that the meeting is adjourned, in such register not later than 48 hours before the time of the adjourned meeting, shall be entitled to attend, or vote (whether in person or by proxy) at the meeting in respect of the number of shares registered in their names at the relevant time.

(3)	A form of proxy has been provided for use by members. To be valid it should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority) to the Company’s Registrars, Capita Asset Services, PXS1, 34 Beckenham Road, Beckenham, Kent BR3 4ZF, not later than 48 hours (not including non-business days) before the time appointed for holding the AGM or any adjourned meeting or, in the case of a poll taken more than 48 hours after it is demanded, not less than 24 hours before the time appointed for the taking of the poll.

(4)	In the case of a corporation, the form of proxy must be executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares.

(5)	In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

(6)	CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service may do so for the meeting and any adjournments of it by utilising the procedures described in the CREST Manual. The message, (a CREST proxy instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s registrar, Capita Asset Services (ID RA10) not later than the time stated in Note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Company’s registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by EUI.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by any particular time. Reference should be made to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(7)	The completion and return of a form of proxy will not preclude a member from attending in person at the meeting and voting should he/she wish to do so, but if a member appoints a proxy and attends the meeting in person, the proxy appointment will automatically be terminated. Further, the appointment under the form of proxy may be terminated by the member prior to the commencement of the meeting (or any adjournment of the meeting). To be valid, the notice of termination of the authority of the person appointed to act as proxy must be deposited at the offices of the Company’s registrar, Capita Asset Services, PXS1, 34 Beckenham Road, Beckenham, Kent BR3 4ZF, not less than 48 hours (not including non-business days) before the time fixed for the holding of the AGM or any adjournment thereof (as the case may be).

(8)	Under Section 527 of the CA 2006, members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the CA 2006.

(9)	The Company may not require the members requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the CA 2006. Where the Company is required to place a statement on a website under Section 527 of the CA 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under Section 527 of the CA 2006, to publish on a website.

(10)	Copies of the Directors’ service contracts and letters of appointment for non-executive directors will be available for inspection at the registered office of the Company at Sovereign House, Vision Park, Chivers Way, Histon, Cambridge, CB24 9BZ, United Kingdom during normal business hours on any week day (public holidays excepted) from the date of this Notice of AGM until the date of the AGM, and at the place of the AGM for one hour before the meeting and at the meeting itself.

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